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FEB 15 2018

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18001078

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **R.F. LAFFERTY & CO., INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, SUITE 1901
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY HACKEL 212-293-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 NASSAU ST., SUITE 1023	NEW YORK, NY	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HENRY HACKEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.F. LAFFERTY & CO., INC., as of December 31 ,20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

HOLLY BEGLEY
Notary Public - State of New York
No. 01BE6084861
Qualified in New York County
My Commission Expires Feb. 3, 2019

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. F. LAFFERTY & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

R. F. LAFFERTY & CO., INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
R.F. Lafferty & Co., Inc.
40 Wall Street – Suite 1901
New York, NY 10005

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of R.F. Lafferty & Co., Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of R.F. Lafferty & Co., Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of R.F. Lafferty & Co., Inc.'s management. Our responsibility is to express an opinion on R.F. Lafferty & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to R.F. Lafferty & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as R.F. Lafferty & Co., Inc.'s auditor since 2009.

New York, NY
January 31, 2018

R.F. LAFFERTY & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$ 380,375
Due from broker	533,103
Commissions receivable	597,819
Securities - at market value (Note 3)	1,747,189
Fixed assets, net of accumulated depreciation of $396,250 (Note e))	53,290
Other assets	200,864
Total assets	$ 3,512,640
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	1,369,730
Securities sold, not yet purchased - at market value (Note 3)	17,846
Total liabilities	1,387,576
Commitments and Contingencies (Notes 5 and 6)	
Stockholders' equity (Note 7)	
Common stock, no par value, 1,000 shares - authorized, 200 shares issued and outstanding.	25,000
Additional paid-in capital	3,733,000
Retained earnings	(1,632,936)
Total stockholders' equity	2,125,064
Total liabilities and stockholders' equity	$ 3,512,640

The accompanying notes are an integral part of this statement.

R. F. LAFFERTY & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

Note 1 - Nature of Business

R. F. Lafferty & Co., Inc. (The "Company"), a New York corporation formed for the purpose of conducting business as a broker-dealer in securities, is registered with the Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis. Commission income and related expenses are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 2 - Summary of Significant Accounting Policies (continued)

d) Fair Value Measurements

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2017:

	Fair Value Measurements Using			
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$1,569,585	$1,370,999	$190,586	$-0-
Bonds	177,604	177,604	-0-	-0-
Equities (sold short)	(17,846)	(17,846)	-0	-0-

e) ***Fixed Assets***
Fixed assets are carried at cost and are depreciated over a useful life of 5-7 years.

f) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

g) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between January 1, 2018 and January 31, 2018, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Marketable Securities Owned, and Sold, Not Yet Purchased.

Marketable securities consist of securities at quoted market values, as illustrated below:

	Owned	Sold, Not Yet Purchased
Equities	$1,569,585	$17,846
Bonds	177,604	-0-
	$1,747,189	$17,846

Note 4 - Commitments and Contingencies

Office Space

The Company rents office space pursuant to a lease agreement expiring January 31, 2019

The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

Year	Amount
2018	341,525
2019	14,245

Note 5 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may

impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing
broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2017, the Company had net capital of $1,067,484 which was $482,258 in excess of its required net capital of $585,226. The Company's net capital ratio was 129.99%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2017, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.